SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 31 January, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 3 January 2007
1.2 Transaction in Own Shares released on 4 January 2007
1.3 Transaction in Own Shares released on 5 January 2007
1.4 Transaction in Own Shares released on 8 January 2007
1.5 Blocklisting Interim Review released on 8 January 2007
1.6 Blocklisting Interim Review released on 8 January 2007
1.7 Transaction in Own Shares released on 9 January 2007
1.8 Transaction in Own Shares released on 10 January 2007
1.9 Transaction in Own Shares released on 11 January 2007
2.0 Director/PDMR Shareholding released on 11 January 2007
2.1 Transaction in Own Shares released on 12 January 2007
2.2 Transaction in Own Shares released on 15 January 2007
2.3 Transaction in Own Shares released on 16 January 2007
2.4 Transaction in Own Shares released on 17 January 2007
2.5 Transaction in Own Shares released on 18 January 2007
2.6 Transaction in Own Shares released on 19 January 2007
2.7 Total Voting Rights released on 19 January 2007
2.8 Transaction in Own Shares released on 22 January 2007
2.9 Transaction in Own Shares released on 23 January 2007
3.0 Transaction in Own Shares released on 24 January 2007
3.1 Transaction in Own Shares released on 25 January 2007
3.2 Transaction in Own Shares released on 26 January 2007
3.3 Transaction in Own Shares released on 29 January 2007
3.4 Transaction in Own Shares released on 30 January 2007
3.5 Transaction in Own Shares released on 31 January 2007

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 January 2007

BP p.l.c.  announces  that on 2 January  2007,  it  purchased  for  cancellation
5,000,000 ordinary shares at prices between 570.0 pence and 573.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,804,533 ordinary shares in Treasury, and has 19,505,302,614 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 January 2007

BP p.l.c.  announces  that on 3 January  2007,  it  purchased  for  cancellation
7,000,000 ordinary shares at prices between 569.0 pence and 574.5 pence per share.

BP p.l.c. also announces that on 3 January 2007, it transferred to participants in its employee share schemes 86,636 ordinary shares at prices between 326.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,717,897 ordinary shares in Treasury, and has 19,498,495,730 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 January 2007

BP p.l.c.  announces  that on 4 January  2007,  it  purchased  for  cancellation
5,250,000 ordinary shares at prices between 559.0 pence and 566.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,717,897 ordinary shares in Treasury, and has 19,493,333,126 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 January 2007

BP p.l.c.  announces  that on 5 January  2007,  it  purchased  for  cancellation
4,000,000 ordinary shares at prices between 555.5 pence and 560.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,717,897 ordinary shares in Treasury, and has 19,489,364,976 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.5

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 8 January 2007

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company                    BP p.l.c.


2. Name of scheme                     The BP Group Savings Related Share Options


3. Period of return:                  From 1 July 2006  to  31 December 2006


4. Number and class of shares(s)      11,754,180 Ordinary shares of US$0.25
(amount of stock/debt security)
not issued under scheme


5. Number of shares issued/allotted   0
under scheme during period


6. Balance under scheme not yet       11,754,180
issued/allotted at end of period


7. Number and class of share(s)       10,000,000 Ordinary shares of US $0.25
(amount of stock/debt securities)     were admitted to listing in 25 June 2004.
originally listed and the date of
admission


Please confirm total number of shares in issue at the end of the period in order for us to update our records

21,556,346,023 Ordinary Shares of US$0.25 which includes 1,946,717,897 Treasury Shares.



Contact for queries:                Address: BP p.l.c.
                                             Company Secretary's Office
                                             1 St James's Square
                                             London SW1Y 4PD


Name:       Emily Goodwin

Email:      emily.goodwin@uk.bp.com
Telephone:  020 7496 2102

EXHIBIT 1.6

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 8 January 2007

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP p.l.c.



2. NAME OF SCHEME:       The Execution Share Option Scheme



3. PERIOD OF RETURN:     FROM: 1 July 2006      TO: 31 December 2006



4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME:            45,515,554 Ordinary shares of US$0.25




5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         9,273,112



6. BALANCE UNDER SCHEME NOT YET
   ISSUED/ALLOTTED AT END OF PERIOD:   36,242,442



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF
   ADMISSION:                          40,000,000 Ordinary shares of US$0.25
                                       were admitted to listing in June 2006.


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,556,346,023 Ordinary Shares of US$0.25 which includes 1,946,717,897 Treasury Shares

CONTACT FOR QUERIES

NAME:          Emily Goodwin

TELEPHONE:     020 7496 2102

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 January 2007

BP p.l.c. announces that on 8 January 2007, it purchased for cancellation 2,750,000 ordinary shares at prices between 552.5 pence and 563.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,717,897 ordinary shares in Treasury, and has 19,486,818,486 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.  Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 January 2007

BP p.l.c. announces that on 9 January 2007, it purchased for cancellation 4,500,000 ordinary shares at prices between 531.5 pence and 546.0 pence per share.

BP p.l.c. also announces that on 9 January 2007, it transferred to participants in its employee share schemes 6,500 ordinary shares at 326.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,711,397 ordinary shares in Treasury, and has 19,482,464,621 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 January 2007

BP p.l.c. announces that on 10 January 2007, it purchased for cancellation 1,500,000 ordinary shares at prices between 530.5 pence and 531.5 pence per share.

BP p.l.c. also announces that on 10 January 2007 it transferred to participants in its employee share schemes 92,788 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,618,609 ordinary shares in Treasury, and has 19,481,169,949 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 January 2007

BP p.l.c. was advised on 10 January 2007 by Computershare Plan Managers that on 10 January 2007 the following Directors of BP plc. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.3550 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr J.C. Conn.         68 shares
Dr A.B.Hayward        68 shares
Mr J.A. Manzoni       68 shares

Persons Discharging Managerial Responsibilities
Mrs Vivienne Cox      68 shares

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR 3.1.2R.

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 January 2007

BP p.l.c. announces that on 11 January 2007, it purchased for cancellation 1,066,728 ordinary shares at prices between 530.0 pence and 534.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,618,609 ordinary shares in Treasury, and has 19,480,241,973 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 January 2007

BP p.l.c. announces that on 12 January 2007, it purchased for cancellation 2,500,000 ordinary shares at prices between 531.0 pence and 534.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,618,609 ordinary shares in Treasury, and has 19,477,764,617 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 January 2007

BP p.l.c. announces that on 15 January 2007, it purchased for cancellation 421,397 ordinary shares at 550.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,618,609 ordinary shares in Treasury, and has 19,477,405,900 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 January 2007

BP p.l.c. announces that on 16 January 2007, it purchased for cancellation 5,000,000 ordinary shares at prices between 542.5 pence and 551.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,618,609 ordinary shares in Treasury, and has 19,472,473,448 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 January 2007

BP p.l.c. announces that on 17 January 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 531.0 pence and 540.0 pence per share.

BP p.l.c. also announces that on 17 January 2007 it transferred to participants in its employee share schemes 212,799 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,405,810 ordinary shares in Treasury, and has 19,469,986,133 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 January 2007

BP p.l.c. announces that on 18 January 2007, it purchased for cancellation 3,000,000 ordinary shares at prices between 535.0 pence and 542.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,405,810 ordinary shares in Treasury, and has 19,467,000,133 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Total Voting Rights
BP p.l.c. - 19 January 2007


BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure


                                                          London 19 January 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,481,775,459 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,486,857,959. This figure excludes 1,946,618,609 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 2.8


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 January 2007

BP p.l.c. announces that on 19 January 2007, it purchased for cancellation 750,000 ordinary shares at prices between 534.0 pence and 544.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,405,810 ordinary shares in Treasury, and has 19,466,410,993 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 January 2007

BP p.l.c. announces that on 22 January 2007, it purchased for cancellation 4,000,000 ordinary shares at prices between 542.0 pence and 548.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,405,810 ordinary shares in Treasury, and has 19,462,455,489 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 January 2007

BP p.l.c. announces that on 23 January 2007, it purchased for cancellation 1,375,000 ordinary shares at prices between 540.0 pence and 544.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,405,810 ordinary shares in Treasury, and has 19,461,150,157 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 January 2007

BP p.l.c. announces that on 24 January 2007, it purchased for cancellation 4,000,000 ordinary shares at prices between 548.5 pence and 553.0 pence per share.

BP p.l.c. also announces that on 24 January 2007 it transferred to participants in its employee share schemes 142,903 ordinary shares at prices between 326.0 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,946,262,907 ordinary shares in Treasury, and has 19,457,487,040 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 January 2007

BP p.l.c. announces that on 25 January 2007, it purchased for cancellation 3,500,000 ordinary shares at prices between 542.0 pence and 550.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,262,907 ordinary shares in Treasury, and has 19,454,042,370 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  29 January 2007

BP p.l.c. announces that on 26 January 2007, it purchased for cancellation 1,491,119 ordinary shares at prices between 537.5 pence and 544.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,262,907 ordinary shares in Treasury, and has 19,452,667,575 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 January 2007

BP p.l.c. announces that on 29 January 2007, it purchased for cancellation 2,257,020 ordinary shares at prices between 537.0 pence and 541.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,262,907 ordinary shares in Treasury, and has 19,450,528,043 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 January 2007

BP p.l.c. announces that on 30 January 2007, it purchased for cancellation 5,000,000 ordinary shares at prices between 535.0 pence and 538.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,946,262,907 ordinary shares in Treasury, and has 19,445,549,885 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  5 February, 2007                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary